UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                             Juniper Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.00001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    48203R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  July 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
|_|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 48203R104                                            Page 2 of 8 Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        SIEMENS CORPORATION
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
        Not Applicable.
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, United States of America
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                         Not applicable.
           NUMBER OF             -----------------------------------------------
            SHARES               6       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      35,815,206
             EACH                -----------------------------------------------
           REPORTING             7       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        Not applicable.
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         35,815,206
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          35,815,206
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.7%*
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The percentage set forth above is based upon an aggregate of 368,928,665 shares of common stock, par value $.00001 per share ("Common Stock"), of Juniper Networks, Inc. (the "Issuer") outstanding following the merger of Homer Acquisition Corporation, a wholly-owned subsidiary of the Issuer with and into Unisphere Networks, Inc., effective as of July 1, 2002.

                               Page 2 of 8 Pages

                                  SCHEDULE 13G

CUSIP NO. 48203R104                                            Page 2 of 8 Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        SIEMENS AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
        Not Applicable.
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                         Not applicable.
           NUMBER OF             -----------------------------------------------
            SHARES               6       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      35,815,206
             EACH                -----------------------------------------------
           REPORTING             7       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        Not applicable.
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         35,815,206
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          35,815,206
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.7%*
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The percentage set forth above is based upon an aggregate of 368,928,665 shares of Common Stock of the Issuer outstanding following the merger of Homer Acquisition Corporation, a wholly-owned subsidiary of the Issuer with and into Unisphere Networks, Inc., effective as of July 1, 2002.

                               Page 3 of 8 Pages

                                  SCHEDULE 13G
                                  ------------

Item 1 (a)       Name of Issuer:

                 Juniper Networks, Inc.

Item 1 (b)       Address of Issuer's Principal Executive Offices:

                 1194 North Mathilda Avenue, Sunnyvale, CA 94089

Item 2 (a)       Name of Person Filing:

                 (1)   Siemens Corporation

                 (2)   Siemens Aktiengesellschaft

Item 2 (b)       Address of Principal Business Office:

                 The address of the principal business office of each person filing is:

                 (1)   153 East 53rd Street, New York, New York 10022

                 (2)   Wittelsbacherplatz 2, Munich, Germany 80333

Item 2 (c)       Citizenship:

                 The first person filing is a corporation organized under the laws of the State of Delaware, United States of America. The second person filing is a corporation organized under the laws of the Federal Republic of Germany.

Item 2 (d)       Title of Class of Securities:

                 Common Stock, $.00001 par value

Item 2 (e)       CUSIP Number:

                 48203R104

Item 3           Not applicable.

Item 4           Ownership:

                 (a)   Amount Beneficially Owned:35,815,206
                 (b)   Percent of Class:         9.7%(1)
                 (c)   Number of Shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote:


----------------
1 The percentage set forth above is based upon an aggregate of 368,928,665 shares of Common Stock of the Issuer outstanding following the merger of Homer Acquisition Corporation, a wholly-owned subsidiary of the Issuer with and into Unisphere Networks, Inc., effective as of July 1, 2002.


                               Page 4 of 8 Pages

                             Not applicable.

                       (ii)  Shared power to vote or to direct the vote:
                             35,815,206
                       (iii) Sole power to dispose or to direct the disposition
                             of:
                             Not applicable
                       (iv) Shared power to dispose or to direct the disposition of:
                             35,815,206

Item 5           Ownership of Five Percent or Less of a Class:

                 Not Applicable.

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person:

                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                 Not applicable.

Item 8           Identification and Classification of Members of the Group:

                 Not Applicable.

Item 9           Notice of Dissolution of Group:

                 Not Applicable.

Item 10          Certification:

                 By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      SIEMENS CORPORATION

Dated: July 10, 2002                  By:   /s/ E. Robert Lupone
                                         -----------------------------------
                                         Name:  E. Robert Lupone
                                         Title: Senior Vice President,
                                                General Counsel and Secretary

                                      By:   /s/ Michael W. Schiefen
                                         -----------------------------------
                                         Name:  Michael W. Schiefen
                                         Title: Vice President

                               Page 6 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          SIEMENS AKTIENGESELLSCHAFT

Dated: July 10, 2002                      By:  /s/ Dr. Peter Gnam
                                             -----------------------------------
                                             Dr. Peter Gnam
                                             Deputy General Counsel

                                          By:  /s/ Dr. Otmar Schmitt
                                             -----------------------------------
                                             Dr. Otmar Schmitt
                                             Corporate Finance Treasury

                               Page 7 of 8 Pages

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G filed herewith shall be filed on behalf of each of the undersigned.



                                        SIEMENS CORPORATION

Dated: July 10, 2002                    By:   /s/ E. Robert Lupone
                                           -----------------------------------
                                           Name:  E. Robert Lupone
                                           Title: Senior Vice President,
                                                  General Counsel and Secretary

                                        By:   /s/ Michael W. Schiefen
                                           -----------------------------------
                                           Name:  Michael W. Schiefen
                                           Title: Vice President



                                          SIEMENS AKTIENGESELLSCHAFT

Dated: July 10, 2002                      By:  /s/ Dr. Peter Gnam
                                             -----------------------------------
                                             Dr. Peter Gnam
                                             Deputy General Counsel

                                          By:  /s/ Dr. Otmar Schmitt
                                             -----------------------------------
                                             Dr. Otmar Schmitt
                                             Corporate Finance Treasury

                               Page 8 of 8 Pages